SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TCI INTERNATIONAL, INC.
(name of issuer)

Common Stock $.01 par value per share
(Title of Class of Securities)

872293-10-5
(CUSIP Number)

Check the following box if a fee is being paid
with this statement (    ).  (A fee is not
required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be `filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 (`Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

1.  NAME OF REPORTING PERSON/S.S. OR I.R.S.
    IDENTIFICATION NO. OF ABOVE PERSON:
    TCI International Inc. Employee Stock
    Ownership Plan (formerly the
    Technology for Communications
    International Employee Stock Ownership
    Plan)     94-2431209

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP    (a)  (    )   (b)  (    )

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    California

12/31/97
NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH
(See disclaimer in Item 4)

5.  SOLE VOTING POWER
    (See disclaimer in Item 4)            0

6.  SHARED VOTING POWER                   0

7.  SOLE DISPOSITIVE POWER          507,307

8.  SHARED DISPOSITIVE POWER         48,297


9.  AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON  555,604
    (See disclaimer in Item 4)

10.  CHECK IF AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES   (  )

11.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW 9               17.3%

12.  TYPE OF REPORTING PERSON            EP

CUSIP NO. 872293-10-5     Schedule 13G
PAGE 2 OF 2 PAGES

Item 1(a): Name of Issuer:

           TCI International,Inc.

Item 1(b): Address of Issuer's Principal
           Executive Offices:

           222 Caspian Drive,
           Sunnyvale, CA 94089

Item 2(a): Name of Person Filing:

           TCI International Inc. Employee
           Stock Ownership Plan (formerly the
           Technology for Communications
           International Employee Stock
           Ownership Plan)

Item 2(b): Address of Principal Business
           Office:

           222 Caspian Drive,
           Sunnyvale, CA 94089

Item 2(c): Citizenship:

           California

Item 2(d): CUSIP Number

           872293-10-5

Item 3: Type of Reporting Person:

        Employee Benefit Plan which is subject
        to the provisions of the Employee
        Retirement Income Security Act of 1974

Item 4: Ownership

The information in Items 5-11 on the cover page is incorporated by reference.

Note:    TCI International Inc. Employee Stock
Ownership Plan (the "Plan") disclaims
beneficial ownership of TCI International Inc.
common stock held as of December 31, 1997 in trust for inactive Plan participants over which the Plan does not have discretionary voting authority or full discretion to purchase or dispose of securities (48,297 shares as of December 31,1997) or for shares held in trust for active plan participants over which the Plan does not have discretionary voting authority (507,307 shares as of December 31, 1997) and the filing of this statement 13G shall not be construed as an admission that the Plan is the beneficial owner of any securities described in this sentence.

Item 5: Ownership of Five Percent or Less of a
        Class:

        N/A

Item 6: Ownership of More than Five Percent on
        Behalf of Another Person:

        Shares are held in trust for the
        participants of the Employee Stock
        Ownership Plan.  No Plan participant
        is known to have such interest with
        respect to more than 5% of the class
        except as follows:
        (i) John W. Ballard II and
        (ii) E.M.T.Jones

Item 7: Identification and Classification of the Subsidiary which Acquired the
        Security Being Reported on by the
        Parent Holding Company:

        N/A

Item 8: Identification and Classification of
        Members of the Group:

        N/A

Item 9: Notice of Dissolution of Group:

        N/A

Item 10: Certification:

         By signing below I certify that, to
         the best of my knowledge and belief,
         the securities referred to above were
         acquired in the ordinary course of
         business and were not acquired for
         the purpose of and do not have the
         effect of changing or influencing the
         control of the issuer of such
         securities and were not acquired in
         connection with or as a participant
         in any transaction having such
         purpose or effect.

         After reasonable inquiry and to the
         best of my knowledge and belief, I
         certify that the information set
         forth in this statement is true,
         complete and correct.

Date:     January 13, 1998


Signature: /S/ John W. Ballard II

Name and Title:  John W. Ballard II
                 Administrative Committee
                 Member,
                 TCI International Inc.
                 Employee Stock Ownership Plan